UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

APOLLO GLOBAL MANAGEMENT, INC.**
(Name of Issuer)

Class A Common Stock, par value $0.00001 per share
(Title of Class of Securities)

03768E105
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** On January 1, 2022, upon the consummation of the Mergers, (a) each share of common stock (other than shares held by AGM as treasury shares or by a subsidiary of AGM) or other equity interest of AGM was converted into one share of common stock or equivalent equity interest of Holdings, (b) AGM was renamed Apollo Asset Management, Inc. and (c) Holdings was renamed Apollo Global Management, Inc. Capitalized terms have the respective meanings defined herein.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03768E105	SCHEDULE 13G	Page 2 of 9

1	NAME OF REPORTING PERSON BRH Holdings GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 03768E105	SCHEDULE 13G	Page 3 of 9

1	NAME OF REPORTING PERSON AP Professional Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 03768E105	SCHEDULE 13G	Page 4 of 9

1	NAME OF REPORTING PERSON Leon Black
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 03768E105	SCHEDULE 13G	Page 5 of 9

1	NAME OF REPORTING PERSON Joshua Harris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 03768E105	SCHEDULE 13G	Page 6 of 9

1	NAME OF REPORTING PERSON Marc Rowan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 03768E105	SCHEDULE 13G	Page 7 of 9

Item 1.	(a) Name of Issuer:

Apollo Global Management, Inc.*

(b) Address of Issuer’s Principal Executive Offices:

9 West 57th Street, 43rd Floor New York, New York 10019

Item 2.	(a) Name of Person Filing:

BRH Holdings GP, Ltd. AP Professional Holdings, L.P. Leon Black Joshua Harris Marc Rowan

(b) Address of Principal Business Office, or if none, Residence:

The principal business office for all persons filing is: c/o Apollo Global Management, Inc. 9 West 57th Street, 43rd Floor New York, New York 10019

(c) Citizenship:

See Item 4 on each cover page.

(d) Title of Class of Securities:

Class A Common Stock, par value $0.00001 per share (“Common Stock”)

(e) CUSIP Number:

03768E105

Item 3.	If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

N/A

Item 4.	Ownership.

On January 1, 2022, pursuant to the Agreement and Plan of Merger, dated as of March 8, 2021 (the “Merger Agreement”), by and among Apollo Global Management, Inc., a Delaware corporation (“AGM”), Athene Holding Ltd, a Bermuda exempted company (“AHL”), Tango Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of AGM (“Holdings”), Blue Merger Sub, Ltd., a Bermuda exempted company and a direct wholly owned subsidiary of Holdings (“AHL Merger Sub”), and Green Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Holdings (“AGM Merger Sub”), AGM Merger Sub merged with and into AGM with AGM as the surviving corporation and a direct subsidiary of Holdings (the “AGM Merger”), and AHL Merger Sub merged with and into AHL with AHL as the surviving corporation and a subsidiary of Holdings (the “AHL Merger”, and together with the AGM Merger, the “Mergers”).

*	On January 1, 2022, upon the consummation of the Mergers, (a) each share of common stock (other than shares held by AGM as treasury shares or by a subsidiary of AGM) or other equity interest of AGM was converted into one share of common stock or equivalent equity interest of Holdings, (b) AGM was renamed Apollo Asset Management, Inc. and (c) Holdings was renamed Apollo Global Management, Inc. Capitalized terms have the respective meanings defined herein.

CUSIP No. 03768E105	SCHEDULE 13G	Page 8 of 9

On January 1, 2022, upon the consummation of the Mergers, (a) each share of common stock (other than shares held by AGM as treasury shares or by a subsidiary of AGM) or other equity interest of AGM was converted into one share of common stock or equivalent equity interest of Holdings, (b) AGM was renamed Apollo Asset Management, Inc. and (c) Holdings was renamed Apollo Global Management, Inc.

Prior to the Mergers, each Apollo Operating Group (“AOG”) unit represented a right to receive one share of Class A Common Stock of Apollo Global Management, Inc., subject to the restrictions and provisions set forth in the Agreement Among Principals, dated July 13, 2007, by and among Leon Black, Marc Rowan and Joshua Harris, AP Professional Holdings, L.P. (“AP Professional Holdings”), BRH Holdings L.P. (“BRH”) and the other parties thereto (the "Agreement Among Principals"), and the Seventh Amended and Restated Exchange Agreement, dated as of July 29, 2020, by and among AGM and the other parties thereto (the "Seventh A&R Exchange Agreement").

In connection with that certain Exchange Implementation Agreement, dated December 31, 2021, by and among Holdings, AP Professional Holdings, BRH and the other parties thereto, each of Leon Black, Marc Rowan and Joshua Harris (a) sold and transferred on December 31, 2021, to APO Corp., a wholly-owned consolidated subsidiary of AGM, a portion of his AOG Units in exchange for an amount equal to $3.66 multiplied by his total AOG Units, payable over a period of three years in equal installments and (b) exchanged on January 1, 2022, concurrently with the consummation of the Mergers, the remainder of his AOG units for shares of common stock of Holdings equal to his total AOG Units.

As of January 1, 2022, none of the Reporting Persons beneficially owns any shares of Common Stock.

Item 5.	Ownership of Five Percent or Less Of A Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

See Item 2, which states the identity of the members of the group filing this Schedule 13G.

Item 9.	Notice Of Dissolution Of Group.

N/A

Item 10.	Certification.

N/A

CUSIP No. 03768E105	SCHEDULE 13G	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

BRH HOLDINGS GP, LTD.

By:	/s/ John J. Suydam
Name: John J. Suydam
Title: Vice President

AP PROFESSIONAL HOLDINGS, L.P.

By:	BRH HOLDINGS GP, LTD., its General Partner

	By:	/s/ John J. Suydam
Name: John J. Suydam
Title: Vice President

LEON BLACK

By:	/s/ Leon Black
Name: Leon Black

JOSHUA HARRIS

By:	/s/ Joshua Harris
Name: Joshua Harris

MARC ROWAN

By:	/s/ Marc Rowan
Name: Marc Rowan

Exhibit Index

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, dated February 14, 2013, among BRH Holdings GP, Ltd., AP Professional Holdings, L.P., Leon Black, Joshua Harris and Marc Rowan

EXHIBIT 1

JOINT FILING AGREEMENT

BRH Holdings GP, Ltd., AP Professional Holdings, L.P., Leon Black, Joshua Harris and Marc Rowan (the “Filing Persons”), hereby agree to file jointly a Schedule 13G and any amendments thereto relating to the aggregate ownership by each of the Filing Persons of any voting equity security of a class which is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as required by Rule 13d-1 and Rule 13d-2 promulgated under the Exchange Act, and hereby agree that this agreement be included as an Exhibit to such joint filing. Each of the Filing Persons agrees that the information set forth in such Schedule 13G and any amendments thereto with respect to such Filing Person will be true, complete and correct as of the date of such Schedule 13G or such amendment, to the best of such Filing Person’s knowledge and belief, after reasonable inquiry. Each of the Filing Persons makes no representations as to the accuracy or adequacy of the information set forth in the Schedule 13G or any amendments thereto with respect to any other Filing Person. Each of the Filing Persons shall promptly notify the other Filing Persons if any of the information set forth in the Schedule 13G or any amendments thereto shall become inaccurate in any material respect or if said person learns of information that would require an amendment to the Schedule 13G.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the undersigned has executed this Joint Filing Agreement as of this 14th day of February, 2022.

BRH HOLDINGS GP, LTD.

By:	/s/ John J. Suydam
Name: John J. Suydam
Title: Vice President

AP PROFESSIONAL HOLDINGS, L.P.

By:	BRH HOLDINGS GP, LTD., its General Partner

	By:	/s/ John J. Suydam
Name: John J. Suydam
Title: Vice President

LEON BLACK

By:	/s/ Leon Black
Name: Leon Black

JOSHUA HARRIS

By:	/s/ Joshua Harris
Name: Joshua Harris

MARC ROWAN

By:	/s/ Marc Rowan
Name: Marc Rowan